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CITIZENS FINANCIAL SERVICES INCORPORATED

2012 Year in Review

Growing Together as a Community

CITIZENS FINANCIAL SERVICES INCORPORATED

Contents

To Our Shareholders

Letter from: Randall E. Black • Chief Executive Officer and President


FIRST
CITIZENS
Community Bank



Dear Shareholders,

Community...the word I believe best describes our approach here at Citizens Financial Services, Inc. ("Citizens"), whether it is providing you, our shareholder community, with another record year in financial performance, or the $235,000 that we put back into our communities through donations, sponsorships and financial education programs. Community can also be illustrated by our partnership with charitable organizations such as the American Cancer Society and the American Red Cross in offering our time, talents and monetary assistance to help further their causes and help those in need. Or maybe it's best exemplified by our employees, through numerous hours of volunteer work and through the second-to-none service they deliver to each individual customer. One thing is for sure — none of the above communities can successfully exist without our community of customers! So, when our decision to change our charter from a national bank to a Pennsylvania state-chartered institution required us to change our name, all we had to do was look in the mirror to see who we are and what we've always been about... Community.

The year's highlights include many, with the most notable being the 10.8% increase in net income over last year's record amount. Earnings growth was driven primarily by a combination of our margin expanding from 3.94% in 2011 to 3.99% in 2012, which resulted in a 6.3% increase in our net interest income; along with a 13.3% increase in non-interest income in 2012. Our earnings growth resulted in an increase in earnings per share of 11.9% from $4.36 per share in 2011 to $4.88 per share in 2012. Return on equity for 2012 was 17.48% and return on assets was 1.62% compared to 17.86% and 1.52% in 2011.

Along with our growth in earnings, the improvement in asset quality has positively positioned Citizens for 2013. While we continued to build the allowance for loan losses from 1.33% of total loans at December 31, 2011 to 1.35% of total loans at December 31, 2012, net charge-offs as a percentage of total loans remained at .02% for 2012. At year-end, the ratio of non-performing assets to total loans was 1.83%, appreciably better than our peer group and our 2.11% at the end of 2011. Our continued focus on strong underwriting has supported Citizens through these difficult economic times and will continue to provide a benefit during the coming years, especially as the economy starts to recover.

This past year brought several changes to Citizens - most notably our decision to change our charter from a national bank to a Pennsylvania state-chartered institution, which resulted in our new name – First Citizens Community Bank. This change was undertaken for many reasons, not the least of which was to emphasize our commitment to remaining a strong, independent, community bank that takes pride in serving our customers and communities! The other

continued on next page

NET INCOME (Dollars in Thousands)


$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
2008 2009 2010 2011 2012

EARNINGS PER SHARE - DILUTED (Dollars)


$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
2008 2009 2010 2011 2012

TOTAL ASSETS (Dollars in Thousands)


$900,000
$750,000
$600,000
$450,000
$300,000
2008 2009 2010 2011 2012

To Our Shareholders

continued from previous page

DEPOSITS (Dollars in Thousands)


$800,000
$700,000
$600,000
$500,000
$400,000
2008 2009 2010 2011 2012

notable change was our commitment to the continuation of carrying out the execution phase of our strategic plan. We have made the commitment to build our infrastructure in the areas of human resources and technology to position Citizens to continue to grow both organically and through acquisitions, if opportunities present themselves. This undertaking has added 8 full-time employees throughout the organization from the front line to the management level. This investment has and will continue to pay dividends down the road as we continue to position Citizens for future successes.

In the latter half of 2012 we expanded our footprint to Luzerne County, Pennsylvania with our second loan production office. This initiative allows Citizens to provide a community bank choice along with "first in class" service to new markets. In the meantime, plans are continuing to move forward on site preparation in Mill Hall, Clinton County, Pennsylvania for a full service facility to complement our loan production efforts within that community.

The year 2013 is well underway, and we are leading the charge with communication and technology enhancements to continue providing our customers with the "first in class" service they have come to expect. We have come out of the gates with improvements to the way we communicate with our customers — a presence on social media, a website redesign, and plans for a mobile app — all of which will provide our technology savvy customers with easy access to conduct their daily banking business. But the changes don't stop there. We have committed to additional investments in technology, which include enhanced fraud and security protection systems and an online teller system to improve the services we can provide to our customers.

The economic challenges in 2013 will continue to persist, whether it is systemic factors, QE3, the Debt Ceiling, the planned shrinkage of Fannie Mae and Freddie Mac, or the fluctuating economic outlook in Europe; they have all set the stage for a shifting interest rate risk environment over the next few years. Given the Federal Reserve's announcement to hold the Fed Funds rate flat until 2015 and the inverse liquidity crisis, all banks are, and will continue to be, under pressure to consider investing in longer duration assets. Citizens understands this risk and manages for long term results versus short term expectations, balancing interest rate risk with duration risk.

FINANCIAL PERFORMANCE SUMMARY 2008 - 2012

	2008	2012	Change
Total Assets	$668,612,000	$882,427,000	31.98%
Net Loans	$428,436,000	$495,679,000	15.69%
Total Deposits	$546,680,000	$737,096,000	34.83%
Net Income	$6,905,000	$14,215,000	105.87%
Earnings Per Share - Diluted	$2.33	$4.88	109.44%
Dividends Per Share	$0.95	$1.58	66.32%

Compounding these economic challenges are the on-going regulatory changes — whether it is the enactment of sections of Dodd Frank or the pending impact of Basel III. There will be no decline in the regulatory burden expected in the foreseeable future. This will cause some significant compliance challenges for most community banks. As always, Citizens accepts the challenge and will comply with the intent of the laws while continuing our practice of delivering affordable products that satisfy the needs of consumers and small businesses.

No matter what the challenges are, we remain committed to our communities; and as a shareholder, that commitment continues to translate into positive returns. Our 2012 dividend of $1.20 per share (excluding the $.38 per share first quarter 2013 accelerated dividend) increased 3.4% from 2011, marking the 37th consecutive year of dividend increases. The proactive decision to accelerate the first quarter 2013 dividend at December 31, 2012, to benefit you, the shareholder, when the uncertainty of the fiscal cliff existed, is just another sign of the quality organization you have chosen. Another indication of our ongoing commitment to our shareholders is evidenced by the dollar amount of the accelerated dividend granted by the Board of Directors of $.38 per share, a 29% increase, over the quarterly dividend of $.295 per share paid in January 2012.

The Citizens team thrives on challenges, and we will continue to be committed to our communities. At this time, I need to say "thank you" to our employees, advisory board members, the management team and our Board of Directors for your support, dedication and continued contributions to the success of Citizens. And, I extend a special thank you to **you**, our shareholders and customers, for your loyalty and continued support. Together we look forward to a prosperous 2013.



Randall E. Black - Chief Executive Officer and President


Advice You Can Trust
From People You Know

FIRST CITIZENS
OIL & GAS MANAGEMENT
A Division of First Citizens Community Bank



Our Oil and Gas Management team is making great strides in helping landowners protect their land, their royalty interests and their future. Bob Williams, Director of Oil and Gas Management has saved customers thousands by comparing their statements to their leases. He's identified unjustified fee deductions and has helped customers not getting the royalties promised in their lease. And, he's gone to battle with gas companies, holding them accountable for their mistakes.

A new addition to our team is Flori Simonis, Trust and Estate Planning Officer. Flori's legal education and experience allows her to provide guidance concerning estate planning for natural gas wealth. She is a graduate of Bryn Mawr College and earned a Juris Doctor Degree from Temple University, where she also received an Estate Planning Certification. She is a member of the National Association of Royalty Owners (NARO). Flori and Bob are both in the process of becoming Certified Mineral Managers.

You don't need to be an expert, but you should be using one.

Advice You Can Trust From People You Know — First Citizens Oil and Gas Management

Employee Corner



Randall E. Black, CEO and President
Wendy Southard, AVP

EMPLOYEES OF THE YEAR

The following employees were selected for this honor based on their long-time dedication, professional attitude and willingness to help fellow employees and their customers.

Wendy Southard, AVP

Wendy has been an integral part of the Marketing Department at First Citizens since she began as Secretary in 1991. By 1995, she had been promoted to Marketing Coordinator responsible for the execution of marketing campaigns, customer communications and market research. In 2008, Wendy was promoted to Marketing Officer and received the title of Assistant Vice President. She is a graduate of the American Bankers Association School of Bank Marketing and Management and is a Certified Financial Marketing Professional.



Randall E. Black, CEO and President
Donna Williammee

Donna Williammee

Donna has been with First Citizens for just over 24 years and began her career as a teller in the Blossburg Branch. In 1999 she moved out of the branch to Deposit Operations where she was the ATM Clerk until 2002. In May of 2002, Donna transferred to Loan Operations where she was Credit Services Representative until October 2002, at which time she was promoted to Loan Account Representative.

SERVICE AWARDS



First Row: *Jeff Wilson, 25 years; Lisa Banik, 10 years; Alaina Knisely, 10 years; Judy Kingston, 20 years; Lorraine Brown, 10 years; and Jennifer Hudson, 10 years;*
Second Row: *Bob Mosso, 10 years; Margie Wesneski, 35 years; Renee Davis, 20 years*
Missing from Picture:
5 years – Scott Luce, Megan Burrous, Nancy Lattimer
10 years – Greg Anna, Dawn Trout
15 years – Suzanne Case, Connie Mattison
20 years – Shari Johnson
25 Years – Michele Litzelman
35 Years – Diane Anderson

VALUED EMPLOYEES SAY GOODBYE

Joanne Marvin

Joanne celebrated 40 years with First Citizens in 2010. She began her long and respected career in 1970 as a Bookkeeper when the bank had just 2 branches. Throughout the years, Joanne saw many changes, and when Bookkeeping expanded into a full Deposit Operations Division to support the growth of the bank, Joanne was the obvious choice for manager. She had always given tremendous credit to her staff for their performance, but we know her hard work inspired them as well. When asked what she would be doing on her first Monday off, she said, “sleeping in”.

Marsha Jones

Marsha had been in the banking industry for over 23 years. She joined First Citizens in March of 1999 as a Customer Service Representative in the Wellsboro Office. She was promoted to Assistant Manager in 2002 and to Manager in 2003. During her 9 years as manager, Marsha played a crucial role in the growth of the Wellsboro Office. She has been one of the bank’s most successful mortgage and home equity lenders and her commitment to quality service and mentoring her employees was second to none. Upon retirement, Marsha and her husband left for a vacation at the beach!

First Citizens wishes Joanne and Marsha a very healthy and rewarding retirement!

RESPONDING TO THE CALL


Megan Burrous with orphans in Haiti

Phil Vaughn and Megan Burrous, two employees of our Ulysses office, left the safety and comfort of their homes to help those in need half a world away. Both have described their trips as life changing experiences, and we honor both Phil and Megan for their efforts and their courage.

Phil has spent 11 years responding to the call to teach and preach to villages in El Salvador, Honduras, Guatemala and Santa Domingo. In June, Phil and his wife will once again head back to El Salvador, Honduras and Guatemala to teach, preach, and bring much needed comfort at schools and orphanages there.


Phil Vaughn in Central America

Megan recently returned from her first mission trip to Haiti, which she described as both satisfying and sad. Her team was there to build the first of 18 cottages that will be used to transition older children from the orphanage into a life of their own. Her group also delivered shoes to a school in the Tent cities.

Doing our Part for Agriculture



Agriculture is one of NY and PA's leading economic enterprises, and First Citizens has been a partner to this industry since we opened our doors in 1872. We introduced several new initiatives in 2012 to strengthen our knowledge and commitment to our local farmers.

We've created an Agricultural Advisory Board composed of individuals from a variety of agricultural fields such as dairy, beef, and crops. Members are charged with keeping the bank informed of industry issues and farmer needs, and will provide guidance for new initiatives.

In addition, a $1,000 Agricultural Scholarship was created which will be awarded to a high school senior, who, after graduation, continues his or her education in an agricultural related field. The 2012 scholarship was awarded to Maria Jo Noble from Coryland, Bradford County. She is currently the Pennsylvania State Dairy Princess.

In April, we hosted our first Ag Forum at the Troy Fire Hall. A number of speakers participated. The main speaker, Dr. David Kohl, is a specialist in Ag Finance and Small Business Management and Entrepreneurship, and a professor at Virginia Tech, Agriculture Department for 25 years.

Stock Performance

COMMON STOCK

The Company's stock is not listed on any stock exchange, but it is quoted on the OTC Bulletin Board under the trading symbol CZFS. Prices presented in the table below are bid prices between broker-dealers published by the OTC Bulletin Board and the Pink Sheets Electronic Quotation Service. The prices do not include retail markups or markdowns or any commission to the broker-dealer. The bid prices do not necessarily reflect prices in actual transactions. Cash dividends are declared on a quarterly basis.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2012, as required to be filed with the Securities and Exchange Commission, will be furnished without charge upon written request to the Company's Treasurer at the principal office at 15 South Main Street, Mansfield, PA 16933. The information is also available through the Company's website at www.firstcitizensbank.com and at the website of the Securities and Exchange Commission at www.sec.gov.

STOCK PERFORMANCE

	High	Low	Dividends paid per share
2012			
First quarter	**$36.39**	**$33.42**	**$0.295**
Second quarter	**$41.09**	**$35.64**	**$0.300**
Third quarter	**$46.00**	**$39.31**	**$0.300**
Fourth quarter	**$46.01**	**$41.75**	**$0.685**
2011			
First quarter	$45.00	$35.00	$0.260
Second quarter	$38.01	$36.50	$0.265
Third quarter	$40.00	$33.00	$0.265
Fourth quarter	$36.65	$32.75	$0.370

TOTAL RETURN PERFORMANCE

(Periods Ending 12/31/08 - 12/31/12)


300
240
180
120
60
0
Index Value
SNL Mid-Atlantic Bank
SNL Bank NASDAQ
SNL Bank $500M-$1B
S&P 500
Citizens Financial Services
2008
2009
2010
2011
2012

CONSOLIDATED BALANCE SHEET

(In Thousands)

As of December 31	**2012**	2011	2010	2009	2008
ASSETS:					
Cash and cash equivalents:					
Noninterest-bearing	**$ 12,307**	$ 9,960	$ 9,541	$ 9,505	$ 9,692
Interest-bearing	**14,026**	20,472	34,454	21,944	10,164
Total cash and cash equivalents:	**26,333**	30,432	43,995	31,449	19,856
Available-for-sale securities	**310,252**	318,823	251,303	198,582	174,139
Loans held for sale	**1,458**				
Net Loans	**495,679**	481,022	467,602	451,496	428,436
Premises and equipment	**11,521**	11,702	12,503	12,227	12,762
Accrued interest receivable	**3,816**	3,621	3,455	3,141	2,912
Goodwill	**10,256**	10,256	10,256	10,256	10,256
Bank owned life insurance	**14,177**	13,669	13,171	12,667	12,176
Other assets	**8,935**	9,042	10,241	9,659	8,075
TOTAL ASSETS	**$ 882,427**	$ 878,567	$ 812,526	$ 729,477	$ 668,612
LIABILITIES:					
Deposits:					
Noninterest-bearing	**$ 89,494**	$ 85,605	$ 75,589	$ 60,061	$ 55,545
Interest-bearing	**647,602**	648,388	605,122	545,498	491,135
Total deposits	**737,096**	733,993	680,711	605,559	546,680
Borrowed funds	**46,126**	53,882	55,996	54,115	61,204
Accrued interest payable	**1,143**	1,512	1,779	2,037	2,233
Other liabilities	**8,587**	7,712	5,350	6,239	5,725
TOTAL LIABILITIES	**792,952**	797,099	743,836	667,950	615,842
STOCKHOLDERS' EQUITY:					
Common stock	**3,161**	3,133	3,104	3,076	3,048
Additional paid-in capital	**16,468**	15,313	14,235	13,457	12,981
Retained earnings	**71,813**	63,337	54,932	47,353	41,034
Accumulated other comprehensive income	**4,631**	4,949	1,054	2,041	26
Treasury stock, at cost	**(6,598)**	(5,264)	(4,635)	(4,400)	(4,319)
TOTAL STOCKHOLDERS' EQUITY	**89,475**	81,468	68,690	61,527	52,770
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 882,427**	$ 878,567	$ 812,526	$ 729,477	$ 668,612

Selected Financial Data

FIVE YEAR SUMMARY OF OPERATIONS

(In Thousands, Except Share Data)

	2012	2011	2010	2009	2008
Interest income	**$ 38,085**	$ 38,293	$ 39,000	$ 38,615	$ 37,238
Interest expense	**7,659**	9,683	11,340	13,231	14,058
Net interest income	**30,426**	28,610	27,660	25,384	23,180
Provision for loan losses	**420**	675	1,255	925	330
Net interest income after provision for loan losses	**30,006**	27,935	26,405	24,459	22,850
Non-interest income	**7,233**	6,582	6,197	5,959	5,325
Investment securities gains (losses), net	**604**	334	99	139	(4,089)
Non-interest expenses	**19,297**	18,409	18,043	18,010	15,957
Income before provision for income taxes	**18,546**	16,442	14,658	12,547	8,129
Provision for income taxes	**4,331**	3,610	3,156	2,683	1,224
Net income	**$ 14,215**	$ 12,832	$ 11,502	$ 9,864	$ 6,905
Per share data:					
Net income - Basic (1)	**$ 4.88**	$ 4.36	$ 3.90	$ 3.33	$ 2.33
Net income - Diluted (1)	**4.88**	4.36	3.90	3.33	2.33
Cash dividends declared (1)	**1.58**	1.15	1.07	1.00	0.95
Book value (1) (2)	**29.27**	26.11	22.93	20.12	17.82
Stock dividend	**1%**	1%	1%	1%	1%
Financial Ratios and Data:					
Return on average stockholders' equity, excluding accumulated other comprehensive income	**17.48%**	17.86%	18.13%	17.65%	13.51%
Return on average assets	**1.62%**	1.52%	1.50%	1.42%	1.13%
Dividends as a percent of net income	**32.37%**	26.30%	27.50%	29.92%	40.77%
Equity to asset ratio	**9.26%**	8.49%	8.25%	8.02%	8.33%
Loan Quality *(dollars in thousands)*:					
Non-performing assets	**$ 9,189**	$ 10,300	$ 13,238	$ 7,057	$ 3,176
Non-performing loans	**$ 8,573**	$ 9,440	$ 12,545	$ 6,755	$ 2,585
Non-performing assets as a percent of loans, net of unearned income	**1.83%**	2.11%	2.80%	1.55%	0.73%
Non-performing loans as a percent of loans, net of unearned income	**1.71%**	1.94%	2.65%	1.48%	0.60%
Year-end allowance for loan losses	**$ 6,784**	$ 6,487	$ 5,915	$ 4,888	$ 4,378
Year-end allowance to total loans	**1.35%**	1.33%	1.25%	1.07%	1.01%
Year-end allowance to total non-performing loans	**79.13%**	68.72%	47.15%	72.36%	169.36%

(1) Amounts were adjusted to reflect stock dividends. (2) Calculation excludes accumulated other comprehensive income.

Selected Financial Data

CONSOLIDATED QUARTERLY DATA

(In Thousands, Except Share Data)

	Three Months Ended			
2012	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Interest income	**$ 9,637**	**$ 9,613**	**$ 9,474**	**$ 9,361**
Interest expense	**2,079**	**1,948**	**1,859**	**1,773**
Net interest income	**7,558**	**7,665**	**7,615**	**7,588**
Provision for loan losses	**105**	**105**	**105**	**105**
Non-interest income	**1,735**	**1,716**	**1,679**	**2,103**
Investment securities gains, net	**108**	**213**	**240**	**43**
Non-interest expenses	**4,855**	**4,565**	**4,932**	**4,945**
Income before provision for income taxes	**4,441**	**4,924**	**4,497**	**4,684**
Provision for income taxes	**992**	**1,171**	**1,033**	**1,135**
Net income	**$ 3,449**	**$ 3,753**	**$ 3,464**	**$ 3,549**
Earnings Per Share - Basic (1)	**$ 1.18**	**$ 1.29**	**$ 1.19**	**$ 1.22**
Earnings Per Share - Diluted (1)	**$ 1.18**	**$ 1.29**	**$ 1.19**	**$ 1.22**

	Three Months Ended			
2011	Mar 31	Jun 30	Sep 30	Dec 31
Interest income	$ 9,469	$ 9,565	$ 9,613	$ 9,646
Interest expense	2,533	2,489	2,406	2,255
Net interest income	6,936	7,076	7,207	7,391
Provision for loan losses	225	150	150	150
Non-interest income	1,462	1,653	1,711	1,756
Investment securities gains (losses), net	120	114	117	(17)
Non-interest expenses	4,743	4,679	4,498	4,489
Income before provision for income taxes	3,550	4,014	4,387	4,491
Provision for income taxes	720	867	1,009	1,014
Net income	$ 2,830	$ 3,147	$ 3,378	$ 3,477
Earnings Per Share - Basic (1)	$ 0.96	$ 1.07	$ 1.15	$ 1.18
Earnings Per Share - Diluted (1)	$ 0.96	$ 1.07	$ 1.15	$ 1.18

(1) Amounts were adjusted to reflect stock dividends.

Selected Financial Data

TRUST AND INVESTMENT SERVICES
FUNDS UNDER MANAGEMENT

(Market Values In Thousands)

	2012	2011	2010	2009	2008
INVESTMENTS:					
Bonds	**$ 18,848**	$ 20,688	$ 20,503	$ 21,007	$ 20,842
Stocks	**23,811**	21,500	21,700	18,754	14,771
Savings and Money Market Funds	**15,521**	18,411	14,189	10,396	10,068
Mutual Funds	**46,106**	32,780	36,617	34,001	26,614
Mortgages	**558**	723	879	836	1,070
Real Estate	**670**	570	1,243	931	978
Cash and Miscellaneous	**40**	-	1	8	4
TOTAL	**$ 105,554**	$ 94,672	$ 95,132	$ 85,933	$ 74,347
ACCOUNTS:					
Trusts	**$ 27,313**	$ 27,485	$ 29,901	$ 27,478	$ 24,345
Guardianships	**982**	648	1,401	552	857
Employee Benefits	**37,588**	33,022	33,358	31,781	26,722
Investment Management	**39,647**	30,623	29,975	25,678	21,995
Custodial	**24**	2,894	497	444	428
TOTAL	**$ 105,554**	$ 94,672	$ 95,132	$ 85,933	$ 74,347

Company and Shareholder Information

ANNUAL MEETING

The annual meeting and luncheon for the shareholders of Citizens Financial Services, Inc. will be held at the Tioga County Fairgrounds Youth Building in Whitneyville, PA on April 16, 2013 at 12:00 noon.

FORM 10-K

The Annual Report on Form 10-K will be made available upon request or is available through the company's website, www.firstcitizensbank.com.

CONTACT

Mickey L. Jones, Treasurer, CPA
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

INVESTOR INFORMATION

Stock Listing:

Citizens Financial Services, Inc. common stock is listed on the OTC Bulletin Board and is traded under the symbol CZFS. For assistance regarding a change in registration of stock certificates, replacing lost certificates/dividend checks, or address changes, please contact Shareholder Services or the Transfer Agent listed below.

Shareholder Services:

First Citizens Community Bank
Attn: Gina Marie Boor, AVP
15 South Main Street
Mansfield, PA 16933
Toll free: 800-326-9486
Telephone: 570-662-2121
Website: www.firstcitizensbank.com
E-mail: fccb@firstcitizensbank.com

Transfer Agent:

Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, PA 19103
Phone: 877-830-4936
Fax: 215-553-5402
E-mail: shareholder@broadridge.com

MARKET MAKERS

Boenning & Scattergood Inc.
610-832-1212 and NASDAQ Trading: 800-842-8928

Pershing, LLC
201-413-2000

Stifel Nicolaus & Co., Inc.
314-342-2000

For additional Market Makers, please contact Gina Boor, Shareholder Services, 800-326-9486.

Company Information



Board of Directors

FCCB & CFSI

R. Lowell Coolidge, Esquire, Chairman of the Board
Randall E. Black, CEO & President
Rudolph J. van der Hiel, Esquire, Vice Chairman
Rinaldo A. DePaola, Esquire
Robert W. Chappell, Esquire
E. Gene Kosa
R. Joseph Landy, Esquire
Mark L. Dalton
Roger C. Graham, Jr.
Thomas E. Freeman

Board of Directors Directors Emeriti - CFSI

Robert E. Dalton
Larry J. Croft
Edward G. Kosa
Robert J. Landy, Esquire
John E. Novak
John M. Thomas, MD
Richard E. Wilber
Carol J. Tama

CFSI Officers

Randall E. Black, CEO & President
Terry B. Osborne, Secretary
Robert W. Chappell, Asst. Secretary
Mickey L. Jones, Treasurer, CPA

Executive Office

Randall E. Black, CEO & President
Gina M. Boor, AVP, Shareholder Services

Retail Banking Services

Jeffrey B. Carr, SVP
Robin K. Carleton, VP
Shari L. Johnson, AVP, MO
Patrick E. Prough, AVP, MO

Finance

Mickey L. Jones, EVP, COO/CFO
Stephen J. Guillaume, VP, Controller
Matthew M. Lundgren

Marketing & Training

Kathleen M. Campbell, SVP
Carol L. Burd, VP
Wendy L. Southard, AVP

Administrative Services

Cynthia T. Pazzaglia, SVP

Commercial Banking Services

Jeffrey L. Wilson, SVP
Erin M. Cole, VP
Robert P. Fitzgerald, VP
Wade A. Keiffer, VP
Christopher S. Landis, VP
David G. Morris, VP
Timothy M. Hickey, AVP
Thomas C. Thompson III
Michael N. Barrouk, VP
Brady J. Connolly

Operations

Terry B. Osborne, EVP
Ryan M. Allen, VP, CPA
Allan K. Reed, VP
Michele E. Litzelman, AVP
Gregory J. Anna, SVP
Patricia T. Vlajic, VP
Melissa A. Cowles, AVP
Douglas N. Smith, AVP
Bruce E. Boughton
Renee P. Davis

Investments & Trust

Robert B. Mosso, SVP
Jean A. Knapp, AVP
Matthew G. Geer, VP
Christopher W. Lynch, VP
Robert D. Williams, Jr., VP
Courtney M. Kline, AVP
Florence L. Simonis

Office Locations

Mansfield

15 South Main Street
Mansfield, PA 16933
570-662-2121
Kevin J. Green, AVP
Kristina M. Bogaczyk
Amanda M. Seeley
Talia S. Sattler

Local Board

Gary R. Butters
Christopher D. Jones
Stephen A. Saunders
William J. Waldman
Kevin J. Green

Blossburg

300 Main Street
Blossburg, PA 16912
570-638-2115
Beth A. Weiskopff, AVP
Katie J. Haas

Local Board

Benjamin F. Jones
Samuel H. Knipe
George D. Lloyd
Susan M. Signor
Beth A. Weiskopff

Towanda

111 Main Street
Towanda, PA 18848
570-265-6137
Lorraine F. Brown, AVP
Pamela Beers

Local Board

Roger L. Brown
Anthony J. Ventello
Mark Gannon
Lorraine F. Brown

Company Information

Sayre
306 W. Lockhart Street
Sayre, PA 18840
570-888-6602
Cathy C. Pientka, AVP
Sara L. Antonetti
Local Board
Angelo M. Sisto
Thomas J. McDonald, Jr., MD
Stephen J. Novak
Michael J. Yanuzzi
Cathy C. Pientka

Sayre
1778 Elmira Street
Sayre, PA 18840
570-888-4900
Cathy C. Pientka, AVP
Debbie L. Casey
Local Board (see previous Sayre listing)

Canton
53 West Main Street
Canton, PA 17724
570-673-3103
Janet E. Holmes, AVP
Misti L. Machmer
Local Board
Randy L. Castle
John E. Brenchley
Lester E. Hilfiger
Janet E. Holmes

Troy
1133 West Main Street
Troy, PA 16947
570-297-2131
Cassy O. Dygert, AVP
Kathleen A. Swain
Local Board
Glenn D. Gorrell
Rick Hoover
John L. Huntington
Gregory S. Jones
Betsy L. Seeley
Byron Wright
Cassy O. Dygert
Kathy S. Webster

Gillett
PO Box 125, 33178 Route 14
Gillett, PA 16925
570-596-2679
Cassy O. Dygert, AVP
Jennifer L. Steel
Local Board (see Troy listing)

Millerton
7352, Route 328
Millerton, PA 16936
570-537-2203
Kathy S. Webster, AVP
Local Board (see Troy listing)

Ulysses
502 Main Street
Ulysses, PA 16948
814-848-7572
Phillip D. Vaughn, AVP
Tonya R. Coursey
Local Board
Victor O. Brown, DMD PC
Terry Gerhart
Susan S. Kefover
Jerry R. McCaslin
Phillip D. Vaughn

Weis Market
201 Weis Plaza
Wellsboro, PA 16901
570-724-4644
Nancy M. Stamilio

Wal-Mart
2 WalMart Plaza
Mansfield, PA 16933
570-662-8520
Kevin J. Green, AVP
Amanda M. Seeley
Talia S. Sattler

Rome
847 Main Street
Rome, PA 18837
570-247-5100
Debra S. Donnelly, AVP
Local Board (see LeRaysville listing)

LeRaysville
960 Main Street
LeRaysville, PA 18829
570-744-2431
Debra S. Donnelly, AVP
Shawn S. Russell
Local Board
Louis C. Ugliuzza
Gerald A. Histand
Martha D. Young
Richard Jones
Debra S. Donnelly

Genesee
391 Main Street
Genesee, PA 16923
814-228-3201
Alaina Knisely, AVP
Cathryn E. Ransom
Local Board (see Wellsville listing)

Wellsboro
1 Pearl Street
Wellsboro, PA 16901
570-724-2600
Diane K. Wilson, AVP
Deborah L. Meacham
Lori L. Hamblin
Local Board
William A. Hebe, Esquire
Timothy J. Gooch, CPA
James K. Stager
Diane K. Wilson

Wellsville
10 S. Main Street
Wellsville, NY 14895
585-593-7290
L. Abbie Pritchard, AVP
Local Board
Dennis C. Smoker
Mary Kate Cole
Michael Finn
Dale R. Hoffman
Kevin LaForge
Gary H. Ransom
L. Abbie Pritchard
Alaina F. Knisely

Lock Haven
Loan Production Office
220 N. Jay Street
Lock Haven, PA 17745
570-748-6072
Wade A. Keiffer, VP
Jacob D. Stewart, AVP

Dallas/ Wilkes-Barre
Loan Production Office
1130 Twin Stacks Dr.
Dallas, PA 18612
570-674-2601
Michael N. Barrouk, VP

Community Offices
Toll Free to All Locations
800-326-9486



CITIZENS
FINANCIAL SERVICES
INCORPORATED




















Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933
570-662-2121
800-326-9486
www.firstcitizensbank.com